UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ?
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ?.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 31, 2022, announcing the Company's dividend and earnings report for the first quarter of 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: June 6, 2022	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report March 31, 2022 (First quarter 2022) – Daily rates improving

Tuesday, May 31, 2022

Highlights:

The future of our business is sound

1
The uncertainty created by the Russia/Ukraine conflict is reshaping the energy map of the world long term. Oil will have to be sourced from a myriad of places, often involving longer (ton-mile) and thus more lucrative voyages. The NAT fleet of versatile suezmax tankers is ideally situated to take advantage of these changing circumstances. We have not carried Russian oil during the last year.

2
New oil tankers joining the global fleet are in short supply going forward. Major shipyards are reporting they have little or no capacity to build suezmax tankers before 2026. This is a very bullish data point both for the market over the long run and for NAT.

3
The average TCE for our active fleet during the first quarter of 2022 came in at $8,870 per day per ship. So far in the second quarter of 2022, 70% of our fleet is booked at an average TCE of about $20,000 per day per vessel (+ 125%). This is the best illustration possible of an advantageous market for our suezmax tankers.

4	With global oil inventories at critically low levels and the present political uncertainties, the improvement in tanker markets has accelerated.

5
We recorded a net loss of -$27 million or an EPS of -$0.14 for the first quarter 2022. The same quarter last year saw a net loss of  -$25.0 million and a corresponding EPS of -$0.16 based on the average number of shares outstanding in the quarter.

6	The cash dividend for 1Q 2022 is 2 cent ($0.02) per share, payable on Wednesday July 6, 2022, to shareholders on record Tuesday June 14, 2022. This is our 99th consecutive quarterly dividend payment.

7
NAT has one of the lowest debt levels among publicly listed tanker companies. The net debt of the company as per March 31, 2022 is $226.9 million or $11.3 million per vessel. This provides the company with financial flexibility. Our objective is to become debt free.

8
Our newbuilding, The "Nordic Harrier" built by Samsung in South-Korea was delivered on schedule May 13, 2022. The second newbuilding will be delivered at the end of June. Both vessels are commencing six year time charters immediately upon delivery from the yard, ensuring earnings, cashflow and financial stability. The vessels are fully financed.

9
We have during the first four months of 2022 sold three of our 2002 built vessels. The ships were delivered to new owners on February 18, March 23 and April 12, 2022 respectively. A total of four vessels have been sold since we announced plans to refresh our fleet. The proceeds from these sales, which totalled about $60 million were used to pay down debt. We expect to sell one more 2002 suezmax at about $16 million.

10	Financial information for the first quarter of 2022 and for other periods is included later in this report.

Our Fleet

As of March 31 our fleet consist of 22 (incl. 2 newbuilding) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies ("vetting") reflect the good quality and maintenance of our fleet.

The main operational challenges during the pandemic and now with the conflict in Ukraine have been related to crews and our work to safeguard our seafarers and our ships.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the first quarter 2022

For the first quarter 2022 the net loss was -$27 million or -$0.14 per share. For the first quarter 2021 the net loss was -$25 million or -$0.16 per share.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release. We refer to our 2021 Annual report filed on Form 20-F with the Securities & Exchange Commission on May 11, 2022, for detailed information on previous periods.

Financing

Our Net Debt (total liabilities less current assets) stood at $226.9 million which equals $11.3 million per ship based on 20 vessels, as of March 31, 2022.

The details of our financing arrangements with our two lenders are as follows;

1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), is $189.8 million as of March 31, 2022. This includes the remaining loan balance of the original $306 million loan from February 2019 and the accordion loan of $30 million from December 2020. Restricted cash of $12.5 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement. After the sale of one more vessel on April 12, 2022, the total outstanding balance to CLMG/Beal Bank as of the date of this report is $173.3 million.

2)
The total outstanding balance to Ocean Yield is $118.7 million as of March 31, 2022 that includes current portion of the debt of $12.8 million and $16.5 million drawn on the pre-delivery financing related to our two newbuildings.

Current portion of long term debt in our balance sheet includes $14.6 million for expected debt repayment associated with a vessel held for sale. Current portion of long term debt related to CLMG/Beal Bank is $13.9 and $12.8 million is related to the Ocean Yield financing. This is presented in our balance sheet with a total of $39.2 million net of transaction costs.

Our two newbuildings, one delivered on May 13, 2022 and one more at the end of June 2022 are fully financed via Ocean Yield. We have prior to delivery drawn $16.5 million in pre-delivery financing in 1Q 2022.

As of this date we have utilized gross $16.8 million of the $60 million At-The-Market ("ATM") registration dated February 14, 2022. As of May 25, 2022, we have a total of 201,672,862 shares outstanding. Going forward we expect to use the ATM to a lesser extent.

For the first quarter of 2022 a cash dividend of 2 cent ($0.02) per share has been declared. This is the 99th consecutive quarterly dividend payment. In a rising market for our vessels, a higher dividend can be expected.

Payment of the dividend will be on July 6, 2022, to shareholders of record on June 14, 2022.

World Economy and the Tanker Market

We see a positive development of the world economy and world trade.

With the political uncertainty created by the conflict in Ukraine, the energy map of the world is being re-drawn, implying longer transportation distances. A key to solving this challenge is shipping, and our versatile and flexible Suezmax oil tankers are fit for this task.

Oil demand is nearing pre-pandemic levels. Underinvestment in oil production since 2014 is slowing the increase in supply of oil, but increased activity in E&P on the back of high oil prices will eventually bring more oil to the market. Both OPEC and non-OPEC oil production is expected to increase further in the coming months.

The world's Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 552 vessels as of March 31, 2022, with 28 vessels in order. This is a historically low orderbook. For the rest of 2022 we see 20 conventional Suezmax tankers for delivery, while only 7 for delivery from the shipyards in 2023 and so far only one Suezmax is in the books for 2024.

In addition to this, shipyard capacity has been booked by bulk, gas and container ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2026. This is very good news for the long term market dynamics in our industry.

It is our opinion that the improvement in tanker markets has accelerated.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet, as of March 31, 2022, of 22 (including 2 newbuilding) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

                                                                * * * * *

# NORDIC AMERICAN TANKERS LIMITED

| CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED) | Three Months Ended | | | Twelve Months Ended |
|---|---|---|---|---|
| Amounts in USD '000 | Mar. 31, 2022 | Dec. 31, 2021 | Mar. 31, 2021 | Dec. 31, 2021 |
| **Net Voyage Revenue** | **15 521** | **22 625** | **18 811** | **67 496** |
| Vessel Operating Expenses | (16 670) | (16 236) | (16 450) | (67 676) |
| Depreciation Expenses | (12 874) | (16 278) | (17 077) | (68 352) |
| Impairment and Loss on Disposal of Vessels | (1 273) | (51 905) | 0 | (60 311) |
| General and Administrative Expenses | (5 621) | (4 356) | (3 664) | (15 620) |
| Operating Expenses | (36 438) | (88 775) | (37 191) | (211 959) |
| **Net Operating Income (Loss)** | **(20 917)** | **(66 150)** | **(18 380)** | **(144 463)** |
| Interest Expense | (6 081) | (6 661) | (6 678) | (26 377) |
| Other Financial Income (Expenses) | 12 | (138) | 28 | (488) |
| Total Other Expenses | (6 069) | (6 799) | (6 650) | (26 865) |
| **Net Income (Loss)** | **(26 986)** | **(72 949)** | **(25 030)** | **(171 328)** |
| Basic and Diluted Earnings (Loss) per Share | (0,14) | (0,41) | (0,16) | (1,05) |
| Weighted Average Number of Common Shares Outstanding | 191 144 879 | 178 327 023 | 151 856 939 | 162 549 611 |
| Common Shares Outstanding | 197 738 841 | 183 694 196 | 153 318 987 | 183 694 196 |

| CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)<br>Amounts in USD '000 | Mar. 31, 2022 | Dec. 31, 2021 |
|---|---|---|
| Cash and Cash Equivalents | 37 133 | 34 739 |
| Restricted Cash | 12 543 | 9 909 |
| Accounts Receivable, Net | 8 420 | 9 374 |
| Prepaid Expenses | 6 370 | 4 847 |
| Inventory | 22 783 | 20 873 |
| Voyages in Progress | 6 462 | 10 488 |
| Other Current Assets | 2 014 | 1 918 |
| Vessels Held for Sale | 14 648 | 14 960 |
| **Total current assets** | **110 373** | **107 108** |
| Vessels, Net | 673 971 | 715 264 |
| Vessels under Construction | 41 688 | 24 270 |
| Other Non-Current Assets | 3 071 | 4 511 |
| **Total Non-Current Assets** | **718 730** | **744 045** |
| **Total Assets** | **829 103** | **851 152** |
| Accounts Payable | 6 610 | 6 552 |
| Accrued Voyage Expenses | 18 195 | 14 985 |
| Other Current Liabilities | 8 505 | 8 561 |
| Current Portion of Long Term Debt | 39 183 | 37 547 |
| **Total Current liabilities** | **72 493** | **67 645** |
| Long-Term Debt | 263 086 | 283 411 |
| Other Non-Current Liabilities | 1 745 | 1 873 |
| **Total Non-current Liabilities** | **264 831** | **285 284** |
| Shareholders' Equity | 491 779 | 498 224 |
| **Total Liabilities and Shareholders' Equity** | **829 103** | **851 152** |

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Three Months Ended	Twelve Months Ended
Amounts in USD '000	Mar. 31, 2022	Dec. 31, 2021
Net Cash Provided by/(Used in) Operating Activities	**(8 629)**	**(44 458)**
Investment in Vessels	(128)	(3 868)
Investment in Other Fixed Assets	0	(589)
Investment in Vessels under Construction	(17 418)	(13 270)
Proceeds from Vessel Sales	29 562	14 262
Proceeds from Sale of Investment Securities	0	0
Net Cash Used in Investing Activities	**12 016**	**(3 465)**
Proceeds from Issuance of Common Stock	22 410	80 051
Proceeds from Borrowing Activities	16 500	0
Repayments of Vessel Financing	(2 019)	(7 958)
Repayment of Borrowing Facility	(33 295)	(30 780)
Financing Transaction Costs	0	(1 100)
Dividends Distributed	(1 945)	(9 700)
Net Cash Provided by/(Used in) Financing Activities	**1 651**	**30 513**
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	5 039	(17 409)
Effect of exchange rate changes on Cash	(11)	(13)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44 648	62 070
Cash, Cash Equivalents and Restricted Cash at End of Period	**49 676**	**44 648**
Cash and Cash Equivalents	37 133	34 739
Restricted Cash	12 543	9 909

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021	Dec. 31, 2021
Voyage Revenue	49 255	55 037	47 999	195 759
Voyage Expense	(33 734)	(32 412)	(29 188)	(128 263)
Net Voyage Revenue (1)	**15 521**	**22 625**	**18 811**	**67 496**

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021	Dec. 31, 2021
Net Income (Loss)	(26 986)	(72 949)	(25 030)	(171 328)
Interest Expense	6 081	6 661	6 678	26 377
Depreciation Expense	12 874	16 278	17 077	68 352
EBITDA (2)	**(8 031)**	**(50 010)**	**(1 275)**	**(76 599)**
Impairment	312	51 905	0	60 311
ADJUSTED EBITDA	**(7 719)**	**1 895**	**(1 275)**	**(16 288)**

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:

Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504

Web-site: www.nat.bm